Thomas W. Kellerman
650.843.7550
tkellerman@morganlewis.com
April 25, 2006
Via EDGAR Transmission and Facsimile
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Kevin W. Vaughn

Re:	Penson Worldwide, Inc. Registration Statement on Form S-1
Filed August 10, 2005
File No. 333-127385
Dear Mr. Vaughn:
     We are writing on behalf of Penson Worldwide, Inc. (the “Company”), to supplement the Company’s response to Comment 3 from the letter by the Staff of the Securities and Exchange Commission (the “Staff”) dated April 19, 2006 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1, File No. 333-127385 (the “Registration Statement”). Comment 3 is set forth below in italics and followed by our supplemental comments.
Consolidated Statement s of Operations, page F-4
3.	We note your response to comment 3 of our letter dated April 12, 2006. The guidance of Rule 5-01 of Regulation S-X indicates that Article 5 applies to broker dealers, except when filing their FOCUS reports. Therefore, we believe that your financial statement presentation in your Form S-1 and subsequent ‘34 Act filings should comply with Article 5, which requires a presentation of Cost of revenues. Please revise to separately present the cost of revenues on your Statement of Income.

Securities and Exchange Commission
April 25, 2006

     At the request of the Staff the Company has prepared a detailed analysis at an entity level to estimate the costs of restating the results of operations for Penson Worldwide, Inc. for the last 5 years and for the first quarter of 2006. Due to a lack of available internal resources, such an undertaking would rely significantly on external resources. The Company has preliminarily proposed a project staff of 13 people that would be spread across all of its entities. Given the limited size of the Company’s existing staff in each location, there are practical limits to how many external staff reviewers can be efficiently utilized at each location. For example, the Company currently has two staff members in its accounting department in London. Between the requirements of their regular jobs, and the existing need to oversee and support outside and regulatory auditors, the Company does not believe they could support more than two external reviewers for a restatement project at this location. Because of the nature of the restatement and the fundamental way that it impacts the Company’s business, Company management believes that it would be necessary to restate each entity on a month-by-month basis. The project plan proposes the following work steps for each entity and for the Penson Headquarters functions (if applicable):
Plan and Analyze Approach
Headcount Allocation between Operations and G&A
Space and Benefits Allocation
Support Services Allocation
Allocation of Temporary Help
Headcount Allocation for IT/IS
Allocation of Consulting Services
Allocation of Payables
Review of non-allocable items
Adjustments for new clients and new products
Reconcile to Existing Reports
Prepare new reports
     The Company’s preliminary analysis of the number of man-days required by year for each division, and the estimated cost of this effort, is set forth on Schedule A to this letter. This analysis indicates that the cost of this work will be approximately $11 million and it will take approximately two years to complete. These numbers are large, in part, because the Company’s existing systems have been designed to comply with regulatory accounting requirements in each country, supplemented only with any additional information that is required by the Broker Dealer Audit Guide in the US. A restatement of this nature requires a fundamental revision for each and every month, which would be based on information that was not captured at the time. Over the five year period presented, the Company has had numerous personnel changes and, to accommodate its

Securities and Exchange Commission
April 25, 2006

growth, it has modified and replaced several systems. As a result, no two years will be completely alike. Also, each country has differing regulatory requirements, which affects the systems and procedures in effect in each location. Once this work is completed, new reports would need to be prepared for the Company’s auditors to audit, and they would need time to complete their audit. That additional cost is not included in the above estimate. Going forward, the Company would need to develop and implement new systems in each of the countries in which it operates that would support the proposed requirements. The costs of developing and implementing such new systems have also not been included in this analysis.
     The attached analysis was prepared based on the information available at this time and, of necessity, has required several assumptions concerning the process of conducting the analysis and implementing the restatement of all periods presented. There is no specific, industry-based written guidance as to the methodology the Company will be required to follow. The exact expense and time required to complete the restatement cannot be determined with certainty. While it is possible the time periods involved could be reduced somewhat, the total time required will be substantial in any event. In all likelihood any significant reduction in the time frame would require the use of additional personnel and, therefore, increased expense.
     As described in the response letter dated April 24, 2006, the nature of this effort would be very burdensome on the Company and on its ability to continue building its operations. Given the extensive nature of the disclosures contained in the current Registration Statement and the Company’s compliance with the standard for financial reporting currently followed in its industry, the requested restatement is not necessary for the protection of investors.
     Please contact the undersigned at 650.843.7550 with any questions regarding the foregoing.

Very truly yours, Morgan, Lewis & Bockius LLP
By:	/s/ Thomas W. Kellerman
Name:	Thomas W. Kellerman

cc:	Margaret Fitzgerald
Timothy A. Geishecker
Todd K. Schiffman

Penson Worldwide, Inc.
Estimated Costs of Potential Restatement
Prepared: April 24, 2006

								Cost	Total
Person Days	2006	2005	2004	2003	2002	2001	Total	Per Day	Cost

PFSI
Size of Team	4	4	4	4	4	4
Plan and Analyze Approach	15	61	61	61	61	61	321
Headcount Allocation between Operations & G&A	30	120	120	120	120	120	630
Space and Benefits Allocation	9	36	36	36	36	36	189
Support Services Allocation	6	24	24	24	24	24	126
Allocation of Temporary Help	9	36	36	36	36	36	189
Headcount Allocation for IT/IS	3	12	12	12	12	12	63
Allocation of Consulting Services	6	24	24	24	24	24	126
Allocation of Payables	9	36	36	36	36	36	189
Review of non-allocable items	2	6	6	6	6	6	32
Adjustments for new clients and new products	3	12	12	12	12	12	63

Total	92	367	367	367	367	367	1,928	$1,800	$3,470,040
Business Days	23	92	92	92	92	92	482

Canada
Size of Team	3	3	3	3	3	3
Plan and Analyze Approach	16	51	51	51	51	51	270
Headcount Allocation between Operations & G&A	23	90	90	90	90	90	473
Space and Benefits Allocation	8	30	30	30	30	30	158
Support Services Allocation	5	20	20	20	20	20	105
Allocation of Temporary Help	6	24	24	24	24	24	126
Headcount Allocation for IT/IS	3	12	12	12	12	12	63
Allocation of Consulting Services	3	12	12	12	12	12	63
Allocation of Payables	9	36	36	36	36	36	189
Review of non-allocable items	2	6	6	6	6	6	32
Adjustments for new clients and new products	24	24	24	24	24	24	144

Total	98	305	305	305	305	305	1,622	$1,800	$2,919,240
Business Days	33	102	102	102	102	102	541

London
Size of Team	2	2	2	2	2	2
Plan and Analyze Approach	8	33	33	33	33	33	174
Headcount Allocation between Operations & G&A	15	60	60	60	60	60	315
Space and Benefits Allocation	3	10	10	10	10	10	53
Support Services Allocation	2	6	6	6	6	6	32
Allocation of Temporary Help	13	50	50	50	50	50	263
Headcount Allocation for IT/IS	2	6	6	6	6	6	32
Allocation of Consulting Services	2	6	6	6	6	6	32
Allocation of Payables	3	12	12	12	12	12	63
Review of non-allocable items	2	6	6	6	6	6	32
Adjustments for new clients and new products	3	10	10	10	10	10	53

Total	50	199	199	199	199	199	1,046	$1,800	$1,882,440
Business Days	25	100	100	100	100	100	523

Nexa
Size of Team	2	2	2	2	2	2
Plan and Analyze Approach	5	20	20	20	20	20	107
Headcount Allocation between Operations & G&A	3	12	12	12	12	12	63
Space and Benefits Allocation	2	6	6	6	6	6	32
Support Services Allocation	2	6	6	6	6	6	32
Allocation of Temporary Help	3	12	12	12	12	12	63
Headcount Allocation for IT/IS	3	12	12	12	12	12	63
Allocation of Consulting Services	3	12	12	12	12	12	63
Allocation of Payables	3	12	12	12	12	12	63
Review of non-allocable items	2	6	6	6	6	6	32
Adjustments for new clients and new products	6	24	24	24	24	24	126
							0

Total	31	122	122	122	122	122	643	$1,800	$1,156,680
Business Days	15	61	61	61	61	61	321

PWI HQ
Size of Team	2	2	2	2	2	2
Plan and Analyze Approach	7	26	26	26	26	26	139
Headcount Allocation between Operations & G&A	3	12	12	12	12	12	63
Space and Benefits Allocation	2	6	6	6	6	6	32
Support Services Allocation	2	6	6	6	6	6	32
Allocation of Temporary Help	2	6	6	6	6	6	32
Headcount Allocation for IT/IS	3	12	12	12	12	12	63
Allocation of Consulting Services	3	12	12	12	12	12	63
Allocation of Payables	3	12	12	12	12	12	63
Review of non-allocable items	2	6	6	6	6	6	32
Adjustments for new clients and new products	0	0	0	0	0	0	0
	0

Reconcile to Existing Reports	6	24	24	24	24	24	126
Prepare new reports	9	36	36	36	36	36	189

Total	40	158	158	158	158	158	832	$1,800	$1,496,880
Business Days	20	79	79	79	79	79	416

Grand Total	310	1,152	1,152	1,152	1,152	1,152	6,070	$1,800	$10,925,280

Estimated Cost Per Day	$1,800	$1,800	$1,800	$1,800	$1,800	$1,800

Cost Per Year	$557,280	$2,073,600	$2,073,600	$2,073,600	$2,073,600	$2,073,600	$10,925,280

Business Days	25	100	100	100	100	100	525